Largo Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025 and 2024

(Expressed in thousands / 000's of U.S. dollars)

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Unaudited Condensed Interim Consolidated Statements of Financial Position

		June 30,	December 31,
	Notes	2025	2024
Assets
Cash		$5,616	$22,106
Restricted cash		382	530
Amounts receivable	4	17,297	9,741
Inventory	5	41,744	47,538
Assets held for sale		-	7,613
Prepaid expenses		6,796	5,759
Total Current Assets		71,835	93,287
Other intangible assets	7	1,835	2,255
Inventory subject to return	19	12,804	12,804
Mine properties, plant and equipment	8	199,151	170,756
Vanadium assets		17,182	17,491
Deferred income tax asset	14(b)	29,118	22,075
Investment in associate	6	8,554	-
Total Non-current Assets		268,644	225,381
Total Assets		$340,479	$318,668
Liabilities
Liabilities held for sale		-	962
Accounts payable and accrued liabilities	9	52,424	31,270
Deferred revenue		3,618	3,889
Debt	10	81,323	74,780
Current portion of provisions		3,868	3,358
Total Current Liabilities		141,233	114,259
Long term debt	10	13,750	17,500
Provisions		2,516	2,043
Revenues subject to refund	19	13,638	13,638
Total Non-current Liabilities		29,904	33,181
Total Liabilities		171,137	147,440
Equity	11	413,151	412,988
Issued capital
Equity reserves	12	11,059	11,853
Accumulated other comprehensive loss		(120,668)	(133,527)
Deficit		(140,327)	(126,496)
Equity attributable to owners of the Company		163,215	164,818
Non-controlling Interest		6,127	6,410
Total Equity		169,342	171,228
Total Liabilities and Equity		$340,479	$318,668
Nature of operations and going concern	1
Commitments and contingencies	8, 17
Subsequent events	21

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024 --The accompanying notes form an integral part of the consolidated financial statements--	1

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Unaudited Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

		Three Months ended		Six Months ended
		June 30,		June 30,
	Notes	2025	2024	2025	2024
Revenues	19	$26,117	$28,559	$54,352	$70,746
Expenses
Operating costs	20	(30,057)	(36,379)	(72,534)	(86,086)
Professional, consulting and management fees		(1,834)	(2,774)	(5,310)	(6,988)
Foreign exchange gain (loss)		4,745	(4,132)	10,536	(5,043)
Other general and administrative expenses		(1,570)	(2,673)	(3,220)	(5,280)
Share-based payments	12	(102)	(118)	(212)	(408)
Finance costs	20	(2,951)	(2,805)	(5,102)	(4,617)
Interest income		56	870	177	1,176
Technology start-up costs		(232)	(678)	(362)	(1,414)
Write-down of vanadium assets		(46)	(329)	(313)	(215)
Exploration and evaluation costs		(31)	(1,256)	(75)	(1,899)
Gain on disposal of interest in subsidiary	6	-	-	5,179	-
Share of net loss from investment in associate	6	(1,434)	-	(2,276)	-
		(33,456)	(50,274)	(73,512)	(110,774)
Net loss before tax		$(7,339)	$(21,715)	$(19,160)	$(40,028)
Income tax (expense) recovery	14(a)	(18)	2,890	(68)	2,868
Deferred income tax recovery	14(a)	1,605	4,342	4,271	9,671
Net loss		(5,752)	(14,483)	(14,957)	(27,489)

Other comprehensive loss

Items that subsequently will be reclassified to operations:
Unrealized gain (loss) on foreign currency translation		4,655	(16,563)	12,859	(22,247)
Other comprehensive loss		$(1,097)	$(31,046)	$(2,098)	$(49,736)
Net loss attributable to:
Owners of the Company		$(5,673)	$(14,280)	$(14,674)	$(27,247)
Non-controlling interests		$(79)	$(203)	$(283)	$(242)
		$(5,752)	$(14,483)	$(14,957)	$(27,489)
Comprehensive income (loss) attributable to:
Owners of the Company		$(1,018)	$(30,843)	$(1,815)	$(49,494)
Non-controlling interests		$(79)	$(203)	$(283)	$(242)
		$(1,097)	$(31,046)	$(2,098)	$(49,736)
Basic loss per Common Share	13	$(0.09)	$(0.23)	$(0.23)	$(0.43)
Diluted loss per Common Share	13	$(0.09)	$(0.23)	$(0.23)	$(0.43)
Weighted Average Number of Shares
Outstanding (in 000's)
- Basic	13	64,125	64,080	64,119	64,065
- Diluted	13	64,125	64,080	64,119	64,065

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024 --The accompanying notes form an integral part of the consolidated financial statements--	2

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

			Attributable to owners of the Company
		Issued	Equity	Accumulated Other		Non-controlling	Shareholders'
	Shares	Capital	Reserves	Comprehensive Loss	Deficit	interest	Equity
Balance at December 31, 2023	64,051	$412,295	$12,200	$(98,200)	$(77,643)	$7,147	$255,799
Share-based payments	-	-	39	-	369	-	408
Exercise of restricted share units	60	693	(693)	-	-	-	-
Expiry of stock options	-	-	(544)	-	544	-	-
Currency translation adjustment	-	-	-	(22,247)	-	-	(22,247)
Net loss for the period	-	-	-	-	(27,247)	(242)	(27,489)
Balance at June 30, 2024	64,111	$412,988	$11,002	$(120,447)	$(103,977)	$6,905	$206,471

Balance at December 31, 2024	64,112	$412,988	$11,853	$(133,527)	$(126,496)	$6,410	$171,228
Share-based payments	-	-	(259)	-	471	-	212
Exercise of restricted share units	16	163	(163)	-	-	-	-
Expiry of stock options	-	-	(372)	-	372	-	-
Currency translation adjustment	-	-	-	12,859	-	-	12,859
Net loss for the period	-	-	-	-	(14,674)	(283)	(14,957)
Balance at June 30, 2025	64,128	$413,151	$11,059	$(120,668)	$(140,327)	$6,127	$169,342

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024 --The accompanying notes form an integral part of the consolidated financial statements--	3

Largo Inc.
Expressed in thousands / 000's of U.S. dollars

Unaudited Condensed Interim Consolidated Statements of Cash Flows

		Three Months ended		Six Months ended
		June 30,		June 30,
	Notes	2025	2024	2025	2024
Operating Activities
Net loss for the period		$(5,752)	$(14,483)	$(14,957)	$(27,489)
Depreciation		4,307	6,168	9,990	14,892
Share-based payments	12	102	118	212	408
Unrealized foreign exchange (gain) loss		(7,196)	4,952	(19,200)	5,591
Finance costs	20	2,951	2,805	5,102	4,617
Interest income		(56)	(870)	(177)	(1,176)
Write-down of inventory	5	5,011	7,912	16,591	11,992
Derecognition of PPE		-	119	-	119
Write-down of vanadium assets		46	329	313	215
Income tax expense (recovery)	14(a)	18	(2,890)	68	(2,868)
Deferred income tax recovery	14(a)	(1,605)	(4,342)	(4,271)	(9,671)
Income tax refund (paid)		116	2,914	116	2,914
Gain on disposal of interest in subsidiary	6	-	-	(5,179)	-
Share of net loss from associate	6	1,434	-	2,276	-
Factoring of receivables		2,775	-	2,775	-
Cash Provided (Used) Before Working Capital Items		2,151	2,732	(6,341)	(456)
Change in amounts receivable		(1,967)	(1,921)	(9,558)	8,307
Change in inventory		(5,254)	(6,421)	1,215	1,499
Change in prepaid expenses		35	(1,048)	(389)	(302)
Changes in accounts payable and provisions		10,750	(207)	16,497	(347)
Change in deferred revenue		1,050	741	(271)	1
Net Cash Provided by (Used in) Operating
Activities		6,765	(6,124)	1,153	8,702
Financing Activities
Receipt of debt	10	16,285	9,727	30,178	9,727
Repayment of debt	10	(13,327)	-	(27,385)	-
Interest paid		(3,337)	(1,740)	(4,711)	(3,260)
Interest received		116	868	177	1,167
Lease payments		-	(147)	-	(296)
Change in restricted cash		-	5	148	-
Net Cash (Used in) Provided by Financing
Activities		(263)	8,713	(1,593)	7,338
Investing Activities
Mine properties, plant and equipment		(8,625)	(11,540)	(17,310)	(21,736)
Disposal of interest in subsidiary	6	-	-	1,000	-
Net Cash Used in Investing Activities		(8,625)	(11,540)	(16,310)	(21,736)
Effect of foreign exchange on cash		(706)	(894)	260	(1,207)
Net Change in Cash		(2,829)	(9,845)	(16,490)	(6,903)
Cash position - beginning of the period		8,445	45,656	22,106	42,714
Cash Position - end of the period		$5,616	$35,811	$5,616	$35,811

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024 --The accompanying notes form an integral part of the consolidated financial statements--	4

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1) Nature of operations and going concern

Largo Inc. ("the Company") is a producer and supplier of high-quality vanadium products, which are sourced from one of the world's high-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. The Company is also focused on the ramp up of its ilmenite concentrate plant and the newly established joint venture, Storion Energy LLC ("Storion"). While the Company's Maracás Menchen Mine is producing vanadium products, future changes in market conditions and feasibility estimates could result in the Company's mineral resources not being economically recoverable.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Stock Market ("Nasdaq"). The head office, principal address and records office of the Company are located at 100 King Street West, Suite 1600, Toronto, Ontario, Canada M5X 1G5.

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and can realize its assets and discharge its liabilities in the normal course of business. In making the assessment that the Company is a going concern, management has taken into account all available information about the future, which is at least, but not limited to, 12 months from June 30, 2025.

The Company incurred a net loss of $14,957 for the six months ended June 30, 2025 (six months ended June 30, 2024 - $27,489) and had a working capital deficit (current assets less current liabilities) of $69,398 (December 31, 2024 - deficit of $20,972), which includes $81,323 in debt maturing within the next twelve months ($27,573 maturing by September 30, 2025 and an additional $50,000 maturing by December 31, 2025, resulting in a total of $77,573 maturing by December 31, 2025). The Company has experienced declining operating results and cash flows over the course of the last 18 months as a result of declining vanadium prices and operational challenges. Since December 31, 2023, vanadium prices have declined by over 23%, which had a significant impact on the Company's cash flows. The Company has implemented changes to address underlying operating issues and announced an operational turnaround plan and additional cost optimization incentives at its Maracás Menchen Mine that the Company believes are required in order to generate positive cash flows from operating activities. In the three months ended June 30, 2025, the Company had positive cash provided by operating activities before working capital items of $2,151, an improvement from the cash used by operating activities before working capital items in the three months ended March 31, 2025 of $8,492. There can be no assurance that the Company will have sufficient liquidity to fund operating activities and repay debt in the short term until additional financing is received and the price received for its vanadium increases. There can be no assurance that vanadium prices will increase or the other initiatives will be successful.

The Company continues to actively pursue additional financing options to increase its liquidity and capital resources and secured an additional facility subsequent to June 30, 2025 (refer to note 21).

The Company requires additional financing to repay its liabilities and support its working capital to fund operating activities. The Company is actively pursuing various alternatives to increase its liquidity and capital resources, including, but not limited to, refinancing of its existing debt facilities and obtaining additional debt facilities, which could be provided by banks, private capital providers and/or institutional investors. There can be no assurance that the Company will be able to secure additional funding on terms acceptable to the Company, or at all, or be able to successfully implement strategic alternatives.

Due to material uncertainties surrounding the Company's ability to raise additional financing to satisfy the repayment of debt maturing within the next twelve months and to support its working capital to fund operating activities, evolving trade uncertainties, future vanadium prices, and the Company achieving positive cash flows within the next twelve months, it is not possible to predict the Company's success in addressing these material uncertainties. These material uncertainties cast substantial doubt about the Company's ability to continue as a going concern.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024	5

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

These consolidated financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

2) Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2024.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on August 12, 2025.

3) Basis of preparation, material accounting policies, and future accounting changes

The basis of presentation, and accounting policies and methods of their application in these unaudited condensed interim consolidated financial statements, including comparatives, are consistent with those used in the Company's audited annual consolidated financial statements for the year ended December 31, 2024 and should be read in conjunction with those statements, except for Note 6 investment in associates, this is detailed in material accounting policies below.

These unaudited condensed interim consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted. References to the symbol "C$" or "CAD" mean the Canadian dollar, references to the symbol "EUR" mean the Euro and references to the symbol "R$" or "BRL" mean the Brazilian real, the official currency of Brazil.

a) Critical judgements and estimation uncertainties

The preparation of unaudited condensed interim consolidated financial statements requires the Company's management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are disclosed in note 3(d) of the Company's audited annual consolidated financial statements for the year ended December 31, 2024. There have been no significant changes to the areas of estimation and judgment during the three and six months ended June 30, 2025.

b) Material accounting policies

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2024, with the exception of an additional accounting policy as included below.

Investment in associate

The Company's investment in an associate is accounted for using the equity method of accounting. An associate is an entity over which the Company has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Under the equity method, the investment is initially recognized at cost and adjusted thereafter to recognize the Company's share of the post-acquisition profits or losses of the investee in profit or loss, and its share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from the associate reduce the carrying amount of the investment.

When the Company's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of the associate unless the Company is contractually required to fund these additional losses.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024	6

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

The carrying amount of the investment in associate is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If impaired, the carrying amount of the investment is written down to its recoverable amount.

Unrealized gains and losses resulting from transactions between the Company and its associate are eliminated to the extent of the Company's interest in the associate.

The Company's share of its associate's post-acquisition results is shown on the face of the consolidated statement of income (loss) and other comprehensive income (loss), and its share of movements in reserves is recognized directly in equity.

4) Amounts receivable

	June 30,	December 31,
	2025	2024
Trade receivables	$12,690	$5,471
Current taxes recoverable - Brazil	4,567	4,171
Current taxes recoverable - Other	11	71
Other receivables	29	28
Total	$17,297	$9,741

In June 2025, the Company signed a non-recourse factoring facility agreement. Under the terms of the agreement, the Company sells eligible accounts receivable to a third-party financial institution (the "Factor") with an initial advance equal to 85%, to a total limit of $10,000. The remaining 15% is received from the Factor in-line with customer payment terms. Commission rates range from 0.51% to 1.37%, depending on customer payment terms. The agreement has an initial term of two years, and the factor may terminate it with 90 days' prior written notice or immediately in the event of default. The Factor is entitled to a hold-back of $1,000, which can be settled through applying a hold-back equal to 10% of the factored invoices. In addition, the Factor will receive a monthly custodial fee equal to 0.50% of the outstanding factored invoices and interest at a rate of the one month U.S. Secured Overnight Financing Rate ("SOFR") plus 1.75%. Subject to Factor approval, the facility limit may increase based on performance and approved receivables. The Company commenced factoring receivables in June 2025 and received advances for $2,775 in the 6 months ended June 30, 2025.

5) Inventory

	June 30,	December 31,
	2025	2024
Finished products - Vanadium	$27,522	$35,083
Finished products - Ilmenite	675	1,040
Work-in-progress - Vanadium	867	606
Work-in-progress - Ilmenite	471	-
Stockpiles	366	490
Warehouse materials	11,843	10,319
Total	$41,744	$47,538

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024	7

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

During the three and six months ended June 30, 2025, the Company recognized net realizable value write-downs of $5,361 and $16,577 for vanadium finished products (three and six months ended June 30, 2024 - $7,029 and $11,214), net realizable value write-down reversal of $350 and a write-down expense $25 for ilmenite finished products (three and six months ended June 30, 2024 - $229 and $158) and a net realizable value write-down of $nil and a write-down reversal of $11 for warehouse materials (three and six months ended June 30, 2024 - $342 and $308).

6) Investment in associate

On January 31, 2025 (the "Closing date"), the Company, through its Largo Clean Energy ("LCE") subsidiary, and affiliates of Stryten Energy LLC ("Stryten") successfully closed the transaction for the establishment of Storion Energy, LLC ("Storion"). Key terms of the transaction:

• Each of LCE and Stryten contributed certain of their vanadium flow battery-related assets and liabilities to Storion;

• Stryten paid $1,000 directly to LCE and will contribute a total of $6,000 over time to Storion for the purpose of funding Storion's operations;

• LCE and Stryten each hold a 50% equity interest in Storion, with customary pre-emption rights and certain other anti-dilution protections;

• Board representation of Storion is generally proportional to ownership, with Stryten holding one additional seat so long as LCE and Stryten hold similar ownership interests; and

• Largo and Storion entered into a separate supply agreement providing Storion a right of first offer, subject to certain terms and conditions, to purchase vanadium products from Largo.

Immediately prior to the Closing Date, the Company's assets and liabilities that were previously classified as held for sale in accordance with IFRS 5 were contributed to Storion, which was 100% owned by LCE at that time. Stryten acquired a 50% interest in Storion upon contribution of the vanadium flow-battery related assets and liabilities and payment of $1,000, which occurred on the Closing Date.

The Company assessed that it no longer had control of Storion as of the Closing Date but retained significant influence. The Company is accounting for the retained investment as an investment in associate in accordance with IAS 28, Investments in Associates and Joint Ventures. In accordance with IAS 28, the fair value of the retained investment is the deemed cost of the investment in associate as at the Closing Date. A gain has been recognized in the consolidated statement of income (loss) and comprehensive income (loss), which is calculated as the difference between the Closing Date fair value of the retained investment and consideration received, and the carrying amount of the former subsidiary's net assets. The completion of the initial fair value allocation is pending the finalization of the fair value for intangible assets.

	June 30,	December 31,
	2025	2024
Fair value of retained investment	10,830	-
Cash proceeds received	1,000	-
Total consideration	$11,830	$-
Carrying amount of former subsidiary's net assets	(6,651)	-
Gain on disposal of interest in subsidiary	$5,179	$-

During the three and six months ended June 30, 2025, the Company recognized its share of the associate's loss of $1,434 and $2,276 in the consolidated statement of income (loss) and comprehensive income (loss) (three and six months ended June 30, 2024 - $nil and $nil).

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024	8

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Total
Balance at December 31, 2024	-
Additions	10,830
Share of loss in associate	$(2,276)
Balance at June 30, 2025	8,554

7) Other intangible assets

At June 30, 2025, the remaining estimated useful life of capitalized software costs was 2.5 years (December 31, 2024 - 3 years).

	Intellectual
	Property	Software	Total
Cost
Balance at December 31, 2023	$4,366	$4,207	$8,573
Classified as held for sale (note 6)	(4,366)	-	(4,366)
Balance at December 31, 2024	$-	$4,207	$4,207
Balance at June 30, 2025	$-	$4,207	$4,207
Accumulated Depreciation
Balance at December 31, 2023	$1,310	$1,110	$2,420
Depreciation	218	842	1,060
Classified as held for sale	$(1,528)	$-	$(1,528)
Balance at December 31, 2024	$-	$1,952	$1,952
Depreciation	-	420	420
Balance at June 30, 2025	$-	$2,372	$2,372
Net Book Value
At December 31, 2024	$-	$2,255	$2,255
At June 30, 2025	$-	$1,835	$1,835

8) Mine properties, plant and equipment

At June 30, 2025 and December 31, 2024, the Company's economic interest in the Maracás Menchen Mine totaled 99.94%. The remaining 0.06% economic interest is held by Companhia Baiana de Pesquisa Mineral ("CBPM") owned by the state of Bahia. CBPM retains a 3% net smelter royalty ("NSR") in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, a third party receives a 2% NSR in the Maracás Menchen Mine.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024	9

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Building and Computer Equipment	Vehicles	Mine Properties	Buildings, Plant and Equipment	Construction In Progress	Total

Cost
Balance at December 31, 2023	$5,689	$346	$139,094	$240,061	$11,771	$396,961
Additions	1	-	13,666	10,492	14,429	38,588
Disposals	(10)	-	-	(4,664)	-	(4,674)
Assets held for sale (note 6)	(4,894)	-	-	(5,679)	-	(10,573)
Reclassifications	-	-	-	9,007	(9,007)	-
Effects of changes in foreign exchange rates	(116)	(76)	(26,796)	(53,236)	(3,483)	(83,707)
Balance at December 31, 2024	$670	$270	$125,964	$195,981	$13,710	$336,595
Additions	80	-	14,408	187	2,950	17,625
Disposals	(76)	-	-	(757)	-	(833)
Reclassifications	-	-	-	12,156	(12,156)	-
Effects of changes in foreign exchange rates	56	37	14,387	26,859	1,551	42,890
Balance at June 30, 2025	$730	$307	$154,759	$234,426	$6,055	$396,277

Accumulated Depreciation
Balance at December 31, 2023	$2,455	$298	$49,734	$132,298	$-	$184,785
Depreciation	455	12	14,158	16,967	-	31,592
Disposals	(10)	-	-	(4,664)	-	(4,674)
Assets held for sale (note 6)	(2,365)	-	-	(2,401)	-	(4,766)
Effects of changes in foreign exchange rates	(71)	(67)	(10,608)	(30,352)	-	(41,098)
Balance at December 31, 2024	$464	$243	$53,284	$111,848	$-	$165,839
Depreciation	55	6	4,247	6,322	-	10,630
Disposals	(76)	-	-	(757)	-	(833)
Effects of changes in foreign exchange rates	36	33	6,022	15,399	-	21,490
Balance at June 30, 2025	$479	$282	$63,553	$132,812	$-	$197,126

Net Book Value
At December 31, 2024	$206	$27	$72,680	$84,133	$13,710	$170,756
At June 30, 2025	$251	$25	$91,206	$101,614	$6,055	$199,151

Of the additions noted above, $17,619 related to the Mine Properties segment (year ended December 31, 2024 − $37,028) and $nil related to the Clean Energy segment (year ended December 31, 2024 − $34).

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024	10

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

9) Accounts payable and accrued liabilities

	June 30,	December 31,
	2025	2024
Accounts payable	$27,977	$21,662
Accrued liabilities	20,676	6,228
Accrued financial costs	2,673	2,567
Other taxes	1,098	813
Total	$52,424	$31,270

10) Debt

			June 30,	December 31,
			2025	2024
Total debt			$95,073	$92,280

		Cash flows
	December 31,			June 30,
	2024	Proceeds	Repayment	2025
Total debt	$92,280	$30,178	$(27,385)	$95,073
Total liabilities from financing activities	$92,280	$30,178	$(27,385)	$95,073

		Cash flows
	December 31,			December 31,
	2023	Proceeds	Repayment	2024
Total debt	$75,000	$44,355	$(27,075)	$92,280
Credit facilities

	Interest rate
	(p.a.)	Current	Non-current	Total
October 2022 facility	8.51%	$20,000	$-	$20,000
January 2023 facility	8.51%	$10,000	$-	$10,000
September 2023 facility	8.75%	$11,250	$3,750	$15,000
October 2023 facility	8.95%	$10,000	$10,000	$20,000
December 2023 facility	10.45%	$10,000	$-	$10,000
Working capital facility	9.05%	$9,235	$-	$9,235
Inventory financing facilities	See below	$10,838	$-	$10,838
		$81,323	$13,750	$95,073

In October 2022, the Company secured a debt facility of $20,000 with a bank in Brazil. Following an amendment finalized in June 2023, the facility is for three years, with the principal due for repayment at maturity. In addition to a fee of 0.80%, accrued interest at a rate of 8.51% p.a. is to be paid every six months.

In January 2023, and amended in June 2023, the Company secured a three-year debt facility of $10,000, bearing interest at 8.51% p.a. and an initial fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024	11

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

In September 2023, the Company secured a new $15,000 debt facility with a bank in Brazil. This new facility is for three years, with four equal principal repayments due semi-annually after a grace period of 540 days. Accrued interest at a rate of 8.75% p.a. is to be paid every six months. In May 2025, the Company extended the due date of the first principal payment from May until August 2025.

In October 2023, the Company secured a three-year debt facility of $20,000, bearing interest at 8.95% p.a. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026.

In December 2023, the Company secured a two-year debt facility of $10,000, with the principal due for repayment at maturity. In addition to a fee of 0.85%, accrued interest at a rate of 10.45% p.a. is to be paid at maturity.

In May 2024, the Company secured a working capital debt facility with a bank in Brazil for a total limit of $8,000. Drawdowns on the facility were repayable in 90 days together with accrued interest at a rate of 8.25% p.a., with renewals subject to approval by the bank. On May 10, 2024, the Company received $7,813 from this facility and it was repaid in full in August 2024. In September 2024, the facility was amended to a total limit of R$50,000 with drawdowns repayable in 120 days together with accrued interest at a rate of 9.00% p.a.. On September 30, 2024, the Company received R$50,000 ($9,235) from this facility. In January 2025, the term was extended for a further 120 days with no change in the interest rate. In May 2025, the Company extended the term for a further 120 days with accrued interest at a rate of 9.05% p.a.

In May 2024, a further working capital debt facility with a term of 60 days was secured with another bank in Brazil for a total limit of $2,000 and an interest rate of 8.65% p.a. The Company received $1,914 from this facility in May 2024 and it was repaid in full in July 2024. In August 2024, the Company received $1,799 from this facility and it was repaid in full in October 2024.

On June 25, 2024, the Company signed an inventory financing agreement for up to $10,000. Under the terms of this facility, which has a term until December 31, 2025 for the receipt of funds and a further four months for the repayment of amounts received, the Company can use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 100 days. Amounts repaid include a commission fee of 1%, interest at a rate of the one month U.S. Secured Overnight Financing Rate ("SOFR") plus 3.0% and other direct costs. The Company began drawing down on this facility in July 2024.

On July 5, 2024, the Company signed an additional inventory financing agreement for up to $10,000. Under the terms of this facility, which has a term until June 30, 2026, the Company can use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 90 days. Amounts repaid include a commission fee of 1%, interest costs and other direct costs. The Company began drawing down on this facility in July 2024.

The Company received cash proceeds of $30,178 and made repayments of $27,385 in relation to the two inventory financing agreements outlined above during the 6 months ended June 30, 2025.

11) Issued capital

a) Authorized

Unlimited common shares without par value.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024	12

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

b) Issued

	Six months ended		Year ended
	June 30, 2025		December 31, 2024
	Number of		Number of
	Shares	Cost	Shares	Cost
Balance, beginning of the period	64,112	$412,988	64,051	$412,295
Exercise of restricted share units (note 12)	16	163	61	693
Balance, end of the period	64,128	$413,151	64,112	$412,988

12) Equity reserves

During the three and six months ended June 30, 2025, the Company recognized a share-based payment expense related to the grant, vesting and forfeiture of stock options and RSUs of $102 and $212 (three and six months ended June 30, 2024 - $118 and $408) for stock options and RSUs granted to the Company's directors, officers, employees and consultants. The total share-based payment expense was charged to operations.

	RSUs		Options			Warrants
				Weighted			Weighted
				average			average
				exercise			exercise		Total
	Number	Value	Number	price	Value	Number	price	Value	value
December 31, 2023	217	$830	890	C$10.08	$4,649	328	C$13.00	$6,721	$12,200
Granted[1]	-	308	1,618	2.51	1,504	-	-	-	1,812
Exercised	(83)	(693)	-	-	-	-	-	-	(693)
Expired	-	-	(32)	(30.40)	(544)	-	-	-	(544)
Forfeited	(64)	(205)	(332)	(6.22)	(717)	-	-	-	(922)
December 31, 2024	70	$240	2,144	C$4.66	$4,892	328	C$13.00	$6,721	$11,853
Granted[1]	-	9	-	-	331	-	-	-	340
Exercised	-	(163)	-	-	-	-	-	-	(163)
Expired	-	-	(107)	(6.70)	(372)	-	-	-	(372)
Forfeited	(15)	(15)	(379)	(4.80)	(584)	-	-	-	(599)
June 30, 2025	55	$71	1,658	C$4.50	$4,267	328	C$13.00	$6,721	$11,059

1. Value includes amounts relating to all outstanding grants.

a. Stock options

The remaining weighted average contractual life of options outstanding at June 30, 2025 was 3.6 years (December 31, 2024 - 3.8 years).

			Weighted	Weighted	Weighted
			average	average	average
	No.	No.	remaining	exercise	grant date
Range of prices	outstanding	exercisable	life (years)	price	share price
C$ 2.51 - 5.00	1,227	688	4.1	C$ 2.51	C$ 2.51
5.01 - 10.00	297	256	2.7	6.81	6.81
15.01 - 19.52	134	134	1.2	17.61	17.61
	1,658	1,079		C$ 4.50

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024	13

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

During the six months ended June 30, 2025, the Company granted nil (year ended December 31, 2024 - 1,618) stock options.

b. Warrants

No.		Grant	Expiry	Exercise
outstanding	No. exercisable	Date	Date	price
328	328	12/07/20	12/08/25	C$13.00
328	328			C$13.00

13) Earnings (loss) per share

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 2,041 and 2,041 for the three and six months ended June 30, 2025 (three and six months ended June 30, 2024 - 1,199 and 1,199).

14) Taxes

a) Tax recovery

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
Income tax (expense) recovery	(18)	$2,890	(68)	$2,868
Deferred income tax recovery	1,605	4,342	4,271	9,671
Total	$1,587	$7,232	$4,203	$12,539

b) Changes in deferred tax assets and liabilities

	Six months
	ended	Year ended
	June 30,	December 31,
	2025	2024
Net deferred income tax asset, beginning of the period	22,075	7,495
Deferred income tax recovery	4,271	17,867
Effect of foreign exchange	2,772	(3,287)
Net deferred income tax asset, end of the period	29,118	22,075

	June 30,	December 31,
	2025	2024
Deferred income tax asset	29,118	22,075
Net deferred income tax asset	29,118	22,075

15) Related party transactions

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. Their remuneration was as follows:

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024	14

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
Short-term benefits	$380	$525	$756	$1,056
Share-based payments	36	60	83	192
Termination benefits	-	684	-	684
Total	$416	$1,269	$839	$1,932

Refer to note 17 for additional commitments with management.

16) Segmented disclosure

The Company has six operating segments: sales & trading, mine properties, corporate, exploration and evaluation properties ("E&E properties") (included as part of inter-segment transactions & other), clean energy and Largo Physical Vanadium. Corporate includes the corporate team that provides administrative, technical, financial and other support to all of the Company's business units, as well as being part of the Company's sales structure.

					Largo	Inter-
						segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Three months ended June 30, 2025
Revenues	$22,223	$20,264	$17,841	$-	$-	$(34,211)	$26,117

Operating costs	(19,015)	(26,834)	(17,191)	-	-	32,983	(30,057)
Professional, consulting and management fees	(523)	(441)	(590)	(158)	(122)	-	(1,834)
Foreign exchange (loss) gain	(7)	3,992	747	(3)	16	-	4,745
Other general and administrative expenses	(118)	33	(751)	(639)	(45)	(50) [1]	(1,570)
Share-based payments	-	-	(102)	-	-	-	(102)
Finance costs	(751)	(2,075)	(104)	(1)	(19)	(1) [1]	(2,951)
Interest income	35	-	16	-	5	-	56
Technology start-up costs	-	-	-	(232)	-	-	(232)
Write-down of vanadium assets	-	-	-	-	(46)	-	(46)
Exploration and evaluation costs	-	(25)	-	-	-	(6) [2]	(31)
Share of net loss from investment in associate	-	-	-	(1,434)	-	-	(1,434)
Total (net) expenses	(20,379)	(25,350)	(17,975)	(2,467)	(211)	32,926	(33,456)
Net income (loss) before tax	1,844	(5,086)	(134)	(2,467)	(211)	(1,285)	(7,339)

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024	15

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

					Largo	Inter-
						segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Income tax expense	(18)	-	-	-	-	-	(18)
Deferred income tax recovery (expense)	-	1,698	(93)	-	-	-	1,605
Net income (loss)	$1,826	$(3,388)	$(227)	$(2,467)	$(211)	$(1,285)	$(5,752)
Revenues (after inter-segment eliminations)	$21,856	$3,305	$956	$-	$-	$-	$26,117
At June 30, 2025
Total non-current assets	12,834	204,635	18,899	8,596	18,016	5,664	268,644
Total assets	49,282	238,967	19,742	8,683	18,461	5,344	340,479
Total liabilities	$25,467	$135,504	$5,210	$5,344	$598	$(986)[4]	$171,137

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

3. Inter-segment transaction elimination of $337 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $5,677 and E&E properties total assets of $4.

4. Inter-segment transaction elimination of $1,106 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $120 and E&E properties total liabilities of $0.

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Three months ended June 30, 2024
Revenues	$22,975	$27,511	$23,474	$-	$-	$(45,401)	$28,559
Operating costs	(22,551)	(33,264)	(22,780)	-	-	42,216	(36,379)
Professional, consulting and management fees	(136)	(476)	(1,392)	(609)	(161)	-	(2,774)
Foreign exchange loss	(30)	(4,065)	(9)	(5)	(23)	-	(4,132)
Other general and administrative expenses	(138)	(787)	(599)	(918)	(45)	(186) [1]	(2,673)
Share-based payments	-	-	(118)	-	-	-	(118)
Finance costs	(13)	(2,624)	(95)	(13)	(22)	(38) [1]	(2,805)
Interest income	2	593	269	-	6	-	870
Technology start-up costs	-	-	-	(678)	-	-	(678)
Write-down of vanadium assets	-	-	-	-	(329)	-	(329)
Exploration and evaluation costs	-	(1,253)	-	-	-	(3) [2]	(1,256)
Total (net) expenses	(22,866)	(41,876)	(24,724)	(2,223)	(574)	41,989	(50,274)
Net income (loss) before tax	109	(14,365)	(1,250)	(2,223)	(574)	(3,412)	(21,715)

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024	16

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Income tax recovery (expense)	(24)	2,914	-	-	-	-	2,890
Deferred income tax recovery (expense)	-	4,531	(189)	-	-	-	4,342
Net income (loss)	$85	$(6,920)	$(1,439)	$(2,223)	$(574)	$(3,412)	$(14,483)
Revenues (after inter-segment eliminations)	$22,975	$5,199	$385	$-	$-	$-	$28,559

At December 31, 2024
Total non-current assets	$12,832	$169,553	$19,622	$58	$18,325	$4,991	$225,381
Total assets	$53,827	$212,967	$36,194	$8,691	$19,200	$(12,211)[3]	$318,668
Total liabilities	$31,704	$113,557	$18,095	$6,826	$513	$(23,255)[4]	$147,440

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

3. Inter-segment transaction elimination of $(17,222) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $5,007 and E&E properties total assets of $4.

4. Inter-segment transaction elimination of $(23,356) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $101.

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Six months ended June 30, 2025
Revenues	$46,159	$34,075	$28,874	$-	$-	$(54,756)	$54,352

Operating costs	(42,321)	(51,758)	(27,877)	-	-	49,422	(72,534)
Professional, consulting and management fees	(1,067)	(976)	(1,995)	(893)	(379)	-	(5,310)
Foreign exchange (loss) gain	(24)	9,782	755	(3)	26	-	10,536
Other general and administrative expenses	(204)	(493)	(1,580)	(718)	(87)	(138) [1]	(3,220)
Share-based payments	-	-	(212)	-	-	-	(212)
Finance costs	(1,006)	(3,931)	(120)	(3)	(38)	(4) [1]	(5,102)
Interest income	95	2	75	-	5	-	177
Technology start-up costs	-	-	-	(362)	-	-	(362)
Write-down of vanadium assets	-	-	-	-	(313)	-	(313)
Exploration and evaluation costs	-	(65)	-	-	-	(10) [2]	(75)
Gain on disposal of interest in subsidiary	-	-	-	5,179	-	-	5,179

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024	17

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Share of net loss from investment in associate	-	-	-	(2,276)	-	-	(2,276)
Total (net) expenses	(44,527)	(47,439)	(30,954)	924	(786)	49,270	(73,512)
Net income (loss) before tax	1,632	(13,364)	(2,080)	924	(786)	(5,486)	(19,160)
Income tax expense	(68)	-	-	-	-	-	(68)
Deferred income tax recovery (expense)	-	4,436	(165)	-	-	-	4,271
Net income (loss)	$1,564	$(8,928)	$(2,245)	$924	$(786)	$(5,486)	$(14,957)
Revenues (after inter-segment eliminations)	45,372	7,203	1,777	-	-	-	54,352

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Six months ended June 30, 2024
Revenues	$57,778	$49,211	$38,743	$-	$-	$(74,986)	$70,746

Operating costs	(52,065)	(67,945)	(37,563)	-	-	71,487	(86,086)
Professional, consulting and management fees	(556)	(938)	(3,254)	(1,931)	(307)	(2)	(6,988)
Foreign exchange (loss) gain	(43)	(4,933)	(25)	(17)	(25)	-	(5,043)
Other general and administrative expenses Share-based payments	(315) -	(1,557) -	(1,218) (408)	(1,777) -	(90) -	(323) [1] -	(5,280) (408)
Finance costs	(18)	(4,546)	61	(24)	(43)	(47) [1]	(4,617)
Interest income	16	695	452	-	13	-	1,176
Technology start-up costs	-	-	-	(1,414)	-	-	(1,414)
Write-down of vanadium assets	-	-	-	-	(215)	-	(215)
Exploration and evaluation costs	-	(1,895)	-	-	-	(4) [2]	(1,899)
Total (net) expenses	(52,981)	(81,119)	(41,955)	(5,163)	(667)	71,111	(110,774)

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024	18

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Net income (loss) before tax	4,797	(31,908)	(3,212)	(5,163)	(667)	(3,875)	(40,028)
Income tax recovery (expense)	(46)	2,914	-	-	-	-	2,868
Deferred income tax recovery (expense)	-	10,029	(358)	-	-	-	9,671
Net income (loss)	$4,751	$(18,965)	$(3,570)	$(5,163)	$(667)	$(3,875)	$(27,489)
Revenues (after inter-segment eliminations)	$57,778	$12,368	$600	$-	$-	$-	$70,746

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

17) Commitments and contingencies

At June 30, 2025, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $1,012 and all payable within one year. These contracts also require that additional payments of up to approximately $1,349 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products the third party produces. The first delivery occurred in December 2023 and the Company is committed to the purchase of 179 tonnes of V2O5 the third party produces for the remainder of 2025, with the Company having a right of first refusal over additional amounts.

The Company's Largo Clean Energy business is required to pay a royalty of $120 per kilowatt capacity of a licensed product until such time as the licensed patents expire or are abandoned, and $60 per kilowatt thereafter. Refer to note 8 for details of the royalties payable at the Maracás Menchen Mine.

The Company is committed to a minimum amount of rental payments under four leases of office space which expire between August 31, 2025 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $80, including $51 due within one year.

At the Company's Maracás Menchen Mine the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of June 30, 2025 of $3,766. At Largo Clean Energy this is $73.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. During the year ended December 31, 2022, the Company received a ruling regarding one such proceeding in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The ruling requires the Company to pay amounts due, plus interest and legal fees. Following a further ruling in late 2024 from a higher court in Brazil regarding interest and other payment terms, at June 30, 2025, the Company recognized a provision of R$16,708 ($3,062) in the current portion of provisions (December 31, 2024 - $2,593). At June 30, 2025, the Company recognized a total provision of $3,593 for legal proceedings (December 31, 2024 - $3,060), including a provision of $531 (December 31, 2024 - $466) for labour matters.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024	19

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations.

In June 2025, the Company received a default notice from a counterparty for failure to deliver 900 tonnes of V₂O₅ at the scheduled time. The same counterparty has also alleged that some of the V₂O₅ delivered previously has failed to meet the agreed upon specifications. The Company is currently reviewing the notice and assessing its available options and at this time, does not expect a material impact on amounts recognized to date. No provision has been recognized for this notice at June 30, 2025.

18) Financial instruments

Financial assets and financial liabilities at June 30, 2025 and December 31, 2024 were as follows:

	June 30,	December 31,
	2025	2024
Cash	$5,616	$22,106
Restricted cash	382	530
Trade and other receivables	12,719	5,499
Accounts payable and accrued liabilities (including non-current)	52,424	31,270
Total debt	95,073	92,280

Restricted cash refers to cash amounts the Company was required to place on deposit. Refer to the liquidity risk discussion below regarding liabilities.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

a) Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

• Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts for trade receivables, amounts receivable and accounts payable and accrued liabilities in the unaudited condensed interim consolidated statements of financial position approximate fair values because of the limited term of these instruments. Cash and restricted cash are classified as FVTPL and included in level 1. The debt facilities, excluding the inventory financing facilities, are predominantly classified as current liabilities, were secured at interest rates consistent with the rates seen at June 30, 2025 and without any debt issuance costs and thus the carrying amount approximates fair value. Drawdowns on the inventory financing facilities are for a maximum of 100 days and therefore, their carrying amount approximates fair value because of this limited term.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024	20

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2024. The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

b) Credit risk

The Company's maximum amount of credit risk is attributable to cash, restricted cash and amounts receivable.

The Company minimizes its credit risk with respect to cash by placing its funds on deposit with the highest rated banks in Canada, Ireland, the U.S. and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Sales to customers outside of Brazil are protected either by the Company's credit insurance policies, which establishes credit limits for each customer, or by the Company requiring letters of credit or up-front payment prior to delivery occurring.

Of the total trade receivables balance of $12,690, $2,158 relates to customers in Brazil, which are not covered by the Company's credit insurance policies. The ratings for these companies range from AA to AAA. The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure expected credit losses, trade receivables are grouped based on risk characteristics and due dates. At June 30, 2025, no amounts are past due and in the six months ended June 30, 2025, the Company has not experienced any credit losses. At June 30, 2025, the loss allowance for trade receivables was determined to be $nil (December 31, 2024 - $nil). There have been no write offs of trade receivables.

c) Liquidity risk

The following table details the Company's expected remaining contractual cash flow requirements at June 30, 2025 for its financial liabilities with agreed repayment periods.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued
liabilities (note 9)	$52,424	$-	$-	$-
Debt (note 10)	77,573	3,750	13,750	-
Commitments (note 17)	4,378	524	30	-
Total	$134,375	$4,274	$13,780	$-

The Company's principal sources of liquidity are its cash flows from operating activities and cash of $5,616 (December 31, 2024 - $22,106). Refer to note 17 for other commitments and contingencies and to note 1, nature of operations and going concern.

d) Market risk

Interest rate risk

The Company's interest rate exposure is limited to that portion of its debt that is subject to floating interest rates. At June 30, 2025, the Company's two inventory financing facilities and the factoring facility were the only debt that is subject to floating interest rates. At June 30, 2025, the total outstanding balance on the two inventory financing facilities was $10,838, with interest rates at June 30, 2025 of 7.33% and 7.45% p.a. Drawdowns on these facilities are for a maximum period of 100 days and accordingly, any interest rate variations would not have a significant impact. At June 30, 2025, the Company's total outstanding balance on the factoring facility was $3,093, with an interest rate of 6.17% p.a. Drawdowns on this facility are for a maximum period of 90 days and accordingly, any interest rate variations would not have a significant impact.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024	21

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Foreign currency risk

At June 30, 2025, the Company's outstanding debt is 90% denominated in U.S. dollars and 10% denominated in Brazilian reals (December 31, 2024 - 90% denominated in U.S. dollars and 10% denominated in Brazilian reals).

The impact of fluctuations in foreign currency on cash and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real and the Euro. At June 30, 2025, the Company's U.S. dollar functional currency entities had cash denominated in Canadian dollars and Euros, and the Company's Brazilian real functional currency entities had cash and debt denominated in U.S. dollars.

A 5% change in the value of the Canadian dollar and the Euro relative to the U.S. dollar would affect the value of these cash balances at June 30, 2025 by approximately $30. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $18 and would affect the value of Brazilian real debt balances by approximately $440. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of U.S. dollar denominated debt balances by $3,750.

Price risk

The Company does not have any financial instruments with significant exposure to price risk.

19) Revenues

In the three and six months ended June 30, 2025, the Company's revenues were from transactions with multiple customers, including three customers who each represented more than 10% of revenues. Revenues with these customers in the six months ended June 30, 2025 were $9,703, $7,032 and $5,821 (all included in the Sales & trading and Mine properties segment).

In the three and six months ended June 30, 2024, the Company's revenues include transactions with two customers who each represented more than 10% of revenues. Total revenues with each of these two customers were $12,360 (included in the Sales & trading segment) and $7,198 (included across both the Sales & trading and Mine properties segment) in the six months ended June 30, 2024.

At December 31, 2024, in connection with a sales contract that is accounted for as a sale with a right of return, the Company recognized a refund liability, revenues subject to refund, for $13,638 and a right to recover goods asset, inventory subject to return, of $12,804. The likelihood of the repurchase option (the right of return) being elected is dependent on the market price of V2O5, which is subject to market uncertainty outside of the Company's control. It was concluded that it was not highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. There has been no change to this assessment at June 30, 2025.

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
V2O5 revenues
Produced products	$8,151	$12,733	$20,284	$34,291
Purchased products	-	-	-	988
	8,151	12,733	20,284	35,279

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024	22

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
V2O3 revenues
Produced products	$1,435	$735	$2,731	$6,938
	1,435	735	2,731	6,938
FeV revenues
Produced products	$13,880	$10,910	$25,592	$23,159
Purchased products	1,978	1,832	4,334	2,952
	15,858	12,742	29,926	26,111
Vanadium sales from contracts with customers	$25,444	$26,210	$52,941	$68,328
Ilmenite sales from contracts with customers	673	2,349	1,411	2,418
	$26,117	$28,559	$54,352	$70,746

20) Expenses

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
Finance costs:
Interest expense and fees	$2,920	$2,719	$5,042	$4,436
Interest on lease liabilities	-	9	-	20
Accretion	31	77	60	161
Loss allowance for trade receivables	-	-	$-	-
	$2,951	$2,805	$5,102	$4,617
Operating costs:
Direct mine and production costs	$11,158	$15,073	$26,751	$45,012
Conversion costs	2,545	2,018	5,536	4,041
Product acquisition costs	1,978	1,310	4,335	3,360
Royalties	1,097	1,814	2,169	3,487
Distribution costs	1,957	1,724	3,534	3,542
Vanadium and warehouse materials
inventory write-down (note 5)	5,361	7,600	16,566	11,680
Depreciation and amortization	4,086	5,396	9,548	13,473
Ilmenite costs and write-down (note 5)	1,875	1,042	4,095	1,089
Iron ore costs	-	402	-	402
	$30,057	$36,379	$72,534	$86,086

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024	23

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

21) Subsequent events

In July 2025, the Company increased the existing factoring facility limit from $10,000 to $14,400.

In August 2025, the Company secured a loan facility for a principal amount of $6,000 (the "Facility"). The Facility is secured against the Company's equity interest in Largo Physical Vanadium Corp., in which the Company holds a 65.7% majority stake. The Facility has a term of six months, bears interest at an annualized rate of 15%, and includes a 1% arrangement fee.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024	24